SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*


                               Avici Systems Inc.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         (Title of Class of Securities)

                                    05367L802
                                 (CUSIP Number)

                               September 27, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Opportunity Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  119,400

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  119,400

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  119,400

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.9%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Master Investments Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  536,000

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  536,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  536,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.2%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Asset Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  655,400

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  655,400

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  655,400

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.2%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Barry G. Haimes

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  10,500

6.       SHARED VOTING POWER

                  655,400

7.       SOLE DISPOSITIVE POWER

                  10,500

8.       SHARED DISPOSITIVE POWER

                  655,400

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  665,900

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.3%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Katherine R. Hensel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  21,300

6.       SHARED VOTING POWER

                  655,400

7.       SOLE DISPOSITIVE POWER

                  21,300

8.       SHARED DISPOSITIVE POWER

                  655,400

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  676,700

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.3%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

     Avici Systems Inc.(the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

     101 Billerica Avenue
     North Billerica, Massachusetts 01862

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Sage Opportunity Fund, L.P., a Delaware limited partnership ("Sage"), Sage Master Investments Ltd., a Cayman Islands exempted company ("Sage Master"), Sage Asset Management, L.L.C., a Delaware limited liability company ("SAM"), Barry G. Haimes and Katherine R. Hensel (collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for each of Sage, SAM, Mr. Haimes and Ms. Hensel is 153 East 53rd Street, 48th Floor, New York, New York 10022.

     The principal business address for Sage Master is c/o Appleby Spurling Hunter, Clifton House, 75 Fort Street, PO Box 190 GT, Grand Cayman, Cayman Islands.

Item 2(c).        Citizenship:

     Sage is a Delaware limited partnership.

     Sage Master is a Cayman Islands exempted company.

     SAM is a Delaware limited liability company.

     Each of Mr. Haimes and Ms. Hensel is a citizen of the United States.

Item 2(d).        Title of Class of Securities

     Common Stock, par value $.0001 ("Common Stock").

Item 2(e).        CUSIP Number:  05367L802

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         As of October 3, 2004:

         Sage beneficially owns 119,400 shares of Common Stock.

         Sage Master beneficially owns 536,000 shares of Common Stock.

         SAM, solely in its capacity as investment manager of Sage Master and as a general partner of Sage, beneficially owns 655,400 shares of Common Stock.

         Mr. Haimes, solely in his capacity as a managing member of SAM, beneficially owns 655,400 shares of Common Stock and an additional 10,500 shares of Common Stock that he owns personally.

         Ms. Hensel, solely in her capacity as a managing member of SAM, beneficially owns 655,400 shares of Common Stock and an additional 21,300 shares of Common Stock that she owns personally.

     (b) Percent of class:

         The Reporting Persons aggregate beneficial ownership of 687,200 shares of Common Stock constitutes 5.4% of all of the outstanding shares of Common Stock.

     (c) Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote

          Mr. Haimes has the sole power to vote or direct the vote of 10,500 shares of Common Stock.

          Ms. Hensel has the sole power to vote or direct the vote of 21,300 shares of Common Stock.

          (ii) Shared power to vote or to direct the vote

          Sage has shared power with SAM, Mr. Haimes and Ms. Hensel to vote or direct the vote of 119,400 shares of Common Stock.

          Sage Master has shared power with SAM, Mr. Haimes and Ms. Hensel to vote or direct the vote of 536,000 shares of Common Stock.

          SAM, Mr. Haimes and Ms. Hensel have shared power to vote or direct the vote of 655,400 shares of Common Stock.

          (iii) Sole power to dispose or to direct the disposition of

          Mr. Haimes has the sole power to dispose or to direct the disposition of 10,500 shares of Common Stock.

          Ms. Hensel has the sole power to dispose or to direct the disposition of 21,300 shares of Common Stock.

          (iv) Shared power to dispose or to direct the disposition of

          Sage has shared power with SAM, Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 119,400 shares of Common Stock.

          Sage Master has shared power with SAM, Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 536,000 shares of Common Stock.

          SAM, Mr. Haimes and Ms. Hensel have shared power to dispose or direct the disposition of 655,400 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2004

        SAGE OPPORTUNITY FUND, L.P.
        By: Sage Asset Management, L.L.C., as general partner


            By: /s/ Barry G. Haimes
                -------------------
                    Barry G. Haimes
                    Managing Member

        SAGE MASTER INVESTMENTS LTD.


        By: /s/ Katherine R. Hensel
            -----------------------
                Katherine R. Hensel
                Director

        SAGE ASSET MANAGEMENT, L.L.C.


        By: /s/ Barry G. Haimes
            -------------------
                Barry G. Haimes
                Managing Member



        /s/ Barry G. Haimes
        -------------------
            Barry G. Haimes


        /s/ Katherine R. Hensel
        -----------------------
            Katherine R. Hensel

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Avici Systems Inc. dated October 4, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  October 4, 2004

        SAGE OPPORTUNITY FUND, L.P.
        By: Sage Asset Management, L.L.C., as general partner


            By: /s/ Barry G. Haimes
                -------------------
                    Barry G. Haimes
                    Managing Member

        SAGE MASTER INVESTMENTS LTD.


        By: /s/ Katherine R. Hensel
            -----------------------
                Katherine R. Hensel
                Director

        SAGE ASSET MANAGEMENT, L.L.C.


        By: /s/ Barry G. Haimes
            -------------------
                Barry G. Haimes
                Managing Member



        /s/ Barry G. Haimes
        -------------------
            Barry G. Haimes


        /s/ Katherine R. Hensel
        -----------------------
            Katherine R. Hensel

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP


Sage Opportunity Fund, L.P.
Sage Master Investments Ltd.
Sage Asset Management, L.L.C.
Barry G. Haimes
Katherine R. Hensel